Exhibit 99.1

Central GoldTrust

Wednesday October 24, 2012

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the nine months ended September 30, 2012.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	September 30	December 31
	2012	2011
Net assets:
Gold at market	$1,251,461,952	1,109,474,574
Cash and short-term deposits	18,854,111	21,825,558
Prepaid expenses and other	239,133	206,977
	1,270,555,196	1,131,507,109
Accrued liabilities	(1,031,467)	(1,021,977)
Net assets representing Unitholders’ equity	$1,269,523,729	1,130,485,132
Represented by: Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings
inclusive of unrealized appreciation of holdings	524,652,996	385,614,399
	$1,269,523,729	1,130,485,132

Net asset value per Unit	$65.78	58.58
Exchange rate: U.S. $1.00 = Cdn.	$0.9837	1.0170
Net asset value per Unit
expressed in Canadian dollars	$64.71	59.57

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $124.1 million or 10.8% during the three months ended September 30, 2012. This increase was attributable to the 11.1% increase in the price of gold during the period.

Net assets increased by $139.0 million or 12.3% during the nine months ended September 30, 2012. This increase was attributable to the 12.8% increase in the price of gold during the period.

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2012	2011	2012	2011
Income:
Interest	$46,846	31,456	$14,420	9,904
Change in unrealized appreciation of holdings	142,012,454	128,085,959	125,100,272	69,878,690
Total income	142,059,300	128,117,415	125,114,692	69,888,594
Expenses:
Administration fees	1,711,373	1,403,369	573,655	506,020
Safekeeping fees and bank charges	899,843	764,363	334,054	287,366
Trustees’ fees and expenses	106,405	78,347	42,263	34,928
Auditors’ fees	87,676	92,756	26,250	30,041
Legal fees	59,985	61,311	19,132	25,936
Regulatory filing fees	48,906	34,859	15,566	11,311
Unitholder information	45,232	41,698	8,305	4,374
Stock exchange fees	43,586	44,493	14,529	14,831
Registrar and transfer agent fees	17,536	23,048	6,381	13,747
Miscellaneous	161	916	21	23
Total expenses	3,020,703	2,545,160	1,040,156	928,577
Net income inclusive of
the change in unrealized appreciation of holdings	$139,038,597	125,572,255	$124,074,536	68,960,017

Net income per Unit	$7.20	7.54	$6.43	4.14

Net income inclusive of the change in unrealized appreciation of holdings for the three months ended September 30, 2012 was $124.1 million ($6.43 per Unit) compared to net income of $69.0 million ($4.14 per Unit) for the comparative period in 2011. For the nine months ended September 30, 2012, net income (inclusive of the change in unrealized appreciation of holdings) was $139.0 million ($7.20 per Unit) compared to $125.6 million ($7.54 per Unit) for the comparative period in 2011. Virtually all of the reported net income for the three and nine month periods represents the change in unrealized appreciation of gold holdings, which is not distributable income. Interest income currently forms a nominal portion of the Trust’s income. Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels. Administration fees, which are scaled and are calculated monthly based on the net assets at each month-end, increased by $308,004 during the nine month period ended September 30, 2012 as compared to the same period in 2011. The increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three month periods ended September 30, 2012 and 2011 remained unchanged at 0.09%. The expense ratio for the nine month period ended September 30, 2012 was 0.25% compared to 0.27% for the same nine month period in 2011. For the twelve month period ended September 30, 2012 the expense ratio was 0.33% compared to 0.35% for the same twelve month period ended September 30, 2011.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 30, 2012, the Units of Central GoldTrust were 98.6% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).